                                                                    EXHIBIT 12.4

                            PSEG ENERGY HOLDINGS LLC
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                  For the Nine
                                                     Months
                                                     Ended               For the Years Ended
                                                 September 30,               December 31,
                                                 ------------------------------------------------------
                                                  2004    2003    2003    2002     2001    2000    1999
                                                 ------------------------------------------------------
                                                               (Millions,except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations        $ 142   $ 207   $ 261   $ (365)  $ 237   $ 183   $ 153
Loss/(Income) from Equity Investees, Net of
   Distributions                                    33       2      60       (2)    (59)    (16)     10
Fixed Charges                                      198     167     230      231     199     161     108
Capitalized Interest                                (1)     (8)    (11)     (12)    (13)    (21)     (6)
                                                 ------------------------------------------------------
Total Earnings                                   $ 372   $ 368   $ 540   $ (148)  $ 364   $ 307   $ 265
                                                 ======================================================

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense                                 $ 198   $ 166   $ 229   $  229   $ 196   $ 158   $ 105
Interest Factor in Rentals                          --       1       1        2       3       3       3
                                                 ------------------------------------------------------
Total Fixed Charges                              $ 198   $ 167   $ 230   $  231   $ 199   $ 161   $ 108
                                                 ======================================================
Ratio of Earnings to Fixed Charges (C)            1.88    2.20    2.35    (0.64)   1.83    1.91    2.45
                                                 ======================================================

(A) The term "earnings" shall be defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the year ended December 31, 2002 was (0.64), as noted above, which represents a deficiency of $379 million.